Exhibit 99.2


FOR IMMEDIATE RELEASE:                       May 18, 2001
Contacts
Media:                                             Investors:
Kathleen Sullivan                                  Linda Dill
(303) 460-4435; cell: (720) 480-5501               (866) 623-3831
kathleen.sullivan@mcdata.com                       investor_relations@mcdata.com


             McDATA Corporation Adopts Stockholder Rights Plan


                  BROOMFIELD, Colo. - May 18, 2001 - McDATA(R) Corporation (Nasdaq: MCDTA/MCDT), a global leader in open storage networking solutions, announced today that its Board of Directors has adopted a Stockholder Rights Plan designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights Plan provides for the distribution of one Right for each of the Company's Class A and Class B shares of common stock outstanding on June 5, 2001.

                  Each Right initially will entitle stockholders to purchase a unit of the Company's preferred stock at an exercise price of $200.00. In general, if any person acquires shares of the Company's common stock representing 15% or more of the aggregate number of votes entitled to be cast by all shares of the Company's common stock then outstanding, each Right will become exercisable to purchase shares of the Company's Class B common stock with a value equal to two times the Right's exercise price. In addition, after any person acquires the Company's common stock representing 15% or more of the aggregate number of votes entitled to be cast by all shares of the Company's common stock then outstanding, if the Company is merged out of existence or sells 50% or more of its assets or earning power, each Right will become exercisable to purchase common shares of the acquiring corporation with a value equal to two times the Right's exercise price.

The Rights will expire on June 5, 2011. The adoption of this Rights Plan is not in response to any unsolicited offer or takeover attempt.
                                    ###


About McDATA (www.mcdata.com)
McDATA (Nasdaq: MCDTA/MCDT) is a global leader in open storage networking solutions. Recognized for its highly available, scalable and centrally managed SANs McDATA's family of solutions represent the backbone of the SAN industry and address enterprise-storage problems. The company's enterprise-to-edge SAN solutions improve the reliability and availability of data to simplify SAN management and reduce the total cost of ownership. Committed to the highest level of service in the industry, McDATA extensively pre-tests SAN solutions to provide IT organizations with the comprehensive tools, methodologies and support essential to robust and timely SAN implementations. McDATA distributes its products through its OEMs, network of resellers and Elite Solution Partners. McDATA is a registered trademark. The McDATA logo and McDATA tagline are trademarks of McDATA Corporation.


Forward-Looking Statements
This press release contains statements about expected future events that are forward-looking and subject to risks and uncertainties. For these statements, we claim the safe harbor for "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ and vary materially from expectations include, but are not limited to, our relationship with EMC Corporation and IBM and the level of their orders, the economic slowdown experienced in late 2000 and early 2001 that may continue and delay purchasing decisions by customers, additional manufacturing costs that we may continue to experience as we continue the transition to new products, our ability to secure additional chassis supply sources for our mid- and low-end products and the financial strength of our current chassis supplier for such products, the transition to the contract manufacturer of our director products as contract manufacturer for our mid- to low-end products, significant growth in sales of our products through system integrator sales channels, a loss of any of our key customers, distributors, resellers or our manufacturer, our ability to expand our product offerings and any transition to new products, component quality and availability, the development of the storage area network and switch markets, any change in business conditions, changes in our sales strategy and product development plans, competition in the storage area network and switch markets, competitive pricing pressures, continued market acceptance of our products, name recognition of our products, delays in the development of new technology, changes in customer buying patterns issues, one-time events and other important factors disclosed previously and from time to time in our filings at the U.S. Securities and Exchange Commission. These cautionary statements by us should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by us. We cannot always predict or determine after the fact what factors would cause actual results to differ materially from those indicated by the forward-looking statements or other statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," "targets," or the like to be uncertain and forward-looking. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

McDATA and the McDATA logo are registered trademarks of McDATA Corporation. All other trademarks and product names are the property of their respective owners.